December 1, 2021

Katherine Wray/Jan Woo

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Greenpro Capital Corp. Amendment No. 2 to Registration Statement on Form S-3 Filed September 1, 2021 File No. 333-258441

Dear Mses. Wray and Woo

On behalf of our client, Greenpro Capital Corp. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 21, 2021. Concurrently with the submission of this letter, the Company is submitting its revised Amendment No. 3 to registration statement on Form S-3 (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

* * *

Amendment No. 2 to Form S-3

Cover Page

1.	Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date.

Response:

The Company acknowledges the Staff’s comment and has included the following disclosure in the Revised Registration Statement:

“During the normal courses of our business, cash is transferred between our companies via wire transfer to and from bank accounts to pay certain business expenses. Cash is maintained by the Company in its bank account and only transferred to its subsidiaries when necessary to strengthen our business capabilities, pay for new office development and marketing expenditure. In addition, cash may be used by the Company to meet corporate expenses such a financial reporting covering audit fees, SEC counsel’s fees, Nasdaq listing fees, IR/PR expenses, marketing expenses, advertising and promotional expenses, corporate support staffing expenses, etc.

As of the current date, the Company has not distributed any cash dividends or made any cash distributions. Instead it has made share distributions of companies it has incubated, namely DSwiss, Inc. and SeaTech Ventures Corp.”

Our Business, page 1

2.	Please expand your disclosure in the prospectus summary to provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries, and the direction of the transfer. Quantify any dividends or distributions that a subsidiary has made to you and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.

Response:

The Company acknowledges the Staff’s comments and has included the following disclosure in the Revised Registration Statement:

“During the normal courses of our business, cash is transferred between our companies via wire transfer to and from bank accounts to pay certain business expenses. Cash is maintained by the Company in its bank account and only transferred to its subsidiaries when necessary to strengthen our business capabilities, pay for new office development and marketing expenditure. In addition, cash may be used by the Company to meet corporate expenses such a financial reporting covering audit fees, SEC counsel’s fees, Nasdaq listing fees, IR/PR expenses, marketing expenses, advertising and promotional expenses, corporate support staffing expenses, etc.

Set forth below in tabular format are details of each cash transfer from subsidiaries to the Company or from the Company to its subsidiaries during the period from January 1, 2019 through November 19, 2021. Each cash transfer was made via bank transfers and all involved bank accounts are in Hong Kong. There are neither foreign exchange controls nor tax consequences on any transfers, dividends, or distributions in Hong Kong.

Greenpro Capital Corp. (GRNQ)

Intercompany cash movement between bank accounts (in US$)

For the period from January 1 to December 31, 2019

	**	Location of bank account:	Short name
		Hong Kong	HK
		Malaysia	MY
		China	CH

Cash inflows (outflows)				1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20
	**			HK	HK	HK	HK	HK	HK	HK	HK	HK	HK	HK	HK	HK	HK	MY	MY	MY	CH	CH	CH
Ref.	Location of bank	Company Name	Company Code	GRNQ	GRL(BVI)	GFCL	GHL	GR(HK)L	GNFA	FASL	GFO	Sparkle	GVCL	FWIL	FCSL	AUB	AUH	GRSB	GGCSB	GCVSB	GMCSZ	SZFFC	GSNSZ	Total US$
1	HK	Greenpro Capital Corp.	GRNQ		(12,000)	(43,500)	241,164	1,000		(6,500)			(135,103)											45,061
2	HK	Greenpro Resources Limited	GRL(BVI)	12,000				(13)			2,564				(25,641)									(11,090)
3	HK	Greenpro Financial Consulting Limited	GFCL	43,500			760,381			40,259			(82,051)			203,850			53,000					1,018,939
4	HK	Greenpro Holding Limited	GHL	(241,164)		(760,381)		1,013	(805)	(96,305)		(15,498)	(333,333)		(13,407)	(17,885)		1,601						(1,476,163)
5	HK	Greenpro Resources (HK) Limited	GR(HK)L	(1,000)	13		(1,013)																	(2,000)
6	HK	Greenpro New Finance Academy Limited	GNFA				805																	805
7	HK	Falcon Accounting & Secretaries Limited	FASL	6,500		(40,259)	96,305														(460)			62,086
8	HK	Greenpro Family Office Ltd	GFO		(2,564)																			(2,564)
9	HK	Greenpro Sparkle Insurance Brokers Limited	Sparkle				15,498																	15,498
10	HK	Greenpro Venture Capital Limited	GVCL	135,103		82,051	333,333							(384,615)										165,872
11	HK	Forward Win International Limited	FWIL										384,615											384,615
12	HK	Falcon Corporate Services Limited	FCSL		25,641		13,407														(12,824)	174,354		200,578
13	HK	Asia UBS Global Ltd (Belize)	AUB			(203,850)	17,885										26,613	145,854	93,902					80,404
14	HK	Asia UBS Global Ltd (HK)	AUH													(26,613)								(26,613)
15	MY	Greenpro Resources SDN. BHD	GRSB				(1,601)									(145,854)			(15,854)	(10,366)				(173,674)
16	MY	Greenpro Global Capital SDN BHD	GGCSB			(53,000)										(93,902)		15,854						(131,049)
17	MY	Greenpro Capital Village SDN BHD	GCVSB															10,366						10,366
18	CH	Greenpro Management Consultancy (Shenzhen) Limited	GMCSZ							460					12,824							(68,647)		(55,363)
19	CH	Shenzhen Falcon Financial Consulting Limited	SZFFC												(174,354)						68,647			(105,707)
20	CH	Greenpro Synergy Network (Shenzhen) Ltd	GSNSZ																					-
			Total US$	(45,061)	11,090	(1,018,939)	1,476,163	2,000	(805)	(62,086)	2,564	(15,498)	(165,872)	(384,615)	(200,578)	(80,404)	26,613	173,674	131,049	(10,366)	55,363	105,707	-	-

Greenpro Capital Corp. (GRNQ)

Intercompany cash movement between bank accounts (in US$)

For the period from January 1 to December 31, 2020

	**	Location of bank account:	Short name
		Hong Kong	HK
		Malaysia	MY
		China	CH

Cash inflows (outflows)				1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20
	**			HK	HK	HK	HK	HK	HK	HK	HK	HK	HK	HK	HK	HK	HK	MY	MY	MY	CH	CH	CH
Ref.	Location of bank	Company Name	Company Code	GRNQ	GRL(BVI)	GFCL	GHL	GR(HK)L	GNFA	FASL	GFO	Sparkle	GVCL	FWIL	FCSL	AUB	AUH	GRSB	GGCSB	GCVSB	GMCSZ	SZFFC	GSNSZ	Total US$
1	HK	Greenpro Capital Corp.	GRNQ		62,081	(47,082)	156,897			(9,662)	(1,798)		604,923		(938)	12,700								777,122
2	HK	Greenpro Resources Limited	GRL(BVI)	(62,081)			567																	(61,514)
3	HK	Greenpro Financial Consulting Limited	GFCL	47,082			213,795			(1,000)		(1,603)	1,282		(36,830)	124,573								347,300
4	HK	Greenpro Holding Limited	GHL	(156,897)	(567)	(213,795)		650	(43,663)	(126,731)	(385)	(14,271)	(33,981)	(54)	(47,226)	(25,577)		7,692			(18,462)			(673,265)
5	HK	Greenpro Resources (HK) Limited	GR(HK)L				(650)																	(650)
6	HK	Greenpro New Finance Academy Limited	GNFA				43,663																	43,663
7	HK	Falcon Accounting & Secretaries Limited	FASL	9,662		1,000	126,731								3,410									140,803
8	HK	Greenpro Family Office Ltd	GFO	1,798			385																	2,183
9	HK	Greenpro Sparkle Insurance Brokers Limited	Sparkle			1,603	14,271																	15,873
10	HK	Greenpro Venture Capital Limited	GVCL	(604,923)		(1,282)	33,981							32,051										(540,173)
11	HK	Forward Win International Limited	FWIL				54						(32,051)											(31,997)
12	HK	Falcon Corporate Services Limited	FCSL	938		36,830	47,226			(3,410)												279,833		361,417
13	HK	Asia UBS Global Ltd (Belize)	AUB	(12,700)		(124,573)	25,577										9,548	201,969	162,269					262,090
14	HK	Asia UBS Global Ltd (HK)	AUH													(9,548)								(9,548)
15	MY	Greenpro Resources SDN. BHD	GRSB				(7,692)									(201,969)			(3,131)					(212,793)
16	MY	Greenpro Global Capital SDN BHD	GGCSB													(162,269)		3,131						(159,138)
17	MY	Greenpro Capital Village SDN BHD	GCVSB																					-
18	CH	Greenpro Management Consultancy (Shenzhen) Limited	GMCSZ				18,462															(132,898)		(114,437)
19	CH	Shenzhen Falcon Financial Consulting Limited	SZFFC												(279,833)						132,898			(146,935)
20	CH	Greenpro Synergy Network (Shenzhen) Ltd	GSNSZ																					-
			Total US$	(777,122)	61,514	(347,300)	673,265	650	(43,663)	(140,803)	(2,183)	(15,873)	540,173	31,997	(361,417)	(262,090)	9,548	212,793	159,138	-	114,437	146,935	-	-

Greenpro Capital Corp. (GRNQ)

Intercompany cash movement between bank accounts (in US$)

For the period from January 1 to November 19, 2021

	**	Location of bank account:	Short name
		Hong Kong	HK
		Malaysia	MY
		China	CH

Cash inflows (outflows)				1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20
	**			HK	HK	HK	HK	HK	HK	HK	HK	HK	HK	HK	HK	HK	HK	MY	MY	MY	CH	CH	CH
Ref.	Location of bank	Company Name	Company Code	GRNQ	GRL(BVI)	GFCL	GHL	GR(HK)L	GNFA	FASL	GFO	Sparkle	GVCL	FWIL	FCSL	AUB	AUH	GRSB	GGCSB	GCVSB	GMCSZ	SZFFC	GSNSZ	Total US$
1	HK	Greenpro Capital Corp.	GRNQ		(1,500,000)		1,522,415						505,000			13,240								540,655
2	HK	Greenpro Resources Limited	GRL(BVI)	1,500,000			13	1,670,769			513		(24,838)											3,146,457
3	HK	Greenpro Financial Consulting Limited	GFCL				21			3,150			67,308		(884)	151,393								220,987
4	HK	Greenpro Holding Limited	GHL	(1,522,415)	(13)	(21)		487	513	(34,712)	(6)	(3,397)	(76)	(4,015)	(30,542)	(16,394)					(25,385)			(1,635,974)
5	HK	Greenpro Resources (HK) Limited	GR(HK)L		(1,670,769)		(487)											560,513			942,308			(168,436)
6	HK	Greenpro Synergy Network Ltd	GNFA				(513)																	(513)
7	HK	Falcon Accounting & Secretaries Limited	FASL			(3,150)	34,712						(3,590)											27,972
8	HK	Greenpro Family Office Ltd	GFO		(513)		6																	(506)
9	HK	Greenpro Sparkle Insurance Brokers Limited	Sparkle				3,397																	3,397
10	HK	Greenpro Venture Capital Limited	GVCL	(505,000)	24,838	(67,308)	76			3,590														(543,804)
11	HK	Forward Win International Limited	FWIL				4,015																	4,015
12	HK	Falcon Corporate Services Limited	FCSL			884	30,542															171,722		203,147
13	HK	Asia UBS Global Ltd (Belize)	AUB	(13,240)		(151,393)	16,394										(8,782)	183,854	132,974					159,806
14	HK	Asia UBS Global Ltd (HK)	AUH													8,782								8,782
15	MY	Greenpro Resources SDN. BHD	GRSB					(560,513)								(183,854)			5,968					(738,399)
16	MY	Greenpro Global Capital SDN BHD	GGCSB													(132,974)		(5,968)						(138,941)
17	MY	Greenpro Capital Village SDN BHD	GCVSB																					-
18	CH	Greenpro Management Consultancy (Shenzhen) Limited	GMCSZ				25,385	(942,308)																(916,923)
19	CH	Shenzhen Falcon Financial Consulting Limited	SZFFC												(171,722)									(171,722)
20	CH	Greenpro Synergy Network (Shenzhen) Ltd	GSNSZ																					-
			Total US$	(540,655)	(3,146,457)	(220,987)	1,635,974	168,436	513	(27,972)	506	(3,397)	543,804	(4,015)	(203,147)	(159,806)	(8,782)	738,399	138,941	-	916,923	171,722	-	-

Greenpro Capital Corp. (GRNQ)

Summary of cash flows (rounded to the nearest $1000)

For the period from January 1, 2019 to November 19, 2021

	2019		2020		2021.01.01-11.19		Total
Cash flows	US$	Fund usage	US$	Fund usage	US$	Fund usage	US$
HK to CH	174,000	Consulting fee	280,000	Consulting fee	1,114,000	Loan repayment; Consulting fee	1,568,000
HK to MY	294,000	Rental and administrative expenses	372,000	Rental and administrative expenses	877,000	Loan repayment; Rental and administrative expenses	1,543,000
MY to CH	-	-	-	-	-	-	-
MY to HK	-	-	-	-	-	-	-
CH to HK	13,000	Consulting fee	18,000	Consulting fee	25,000	Consulting fee	56,000
CH to MY	-	-	-		-	-	-
Total	481,000		670,000		2,016,000		3,167,000

As of the current date, the Company has not received any cash dividends from its subsidiaries.

On March 23, 2020, one of our subsidiaries, Asia UBS Global Limited, which is incorporated in Belize, distributed a cash dividend of $90,000 to its immediate holding company, Greenpro Resources Limited, which is incorporated in the British Virgin Islands (“BVI”). There were no tax consequences, as both Belize and the BVI are tax haven countries.

As of the current date, the Company has not distributed any cash dividends or made any cash distribution. Instead it has made share distributions of companies it has incubated

●	DSwiss Inc (OTC Pink: DQWS): 11,840,684 shares of common stock of DQWS to the Company’s shareholders of record as of September 30, 2020
●	Seatech Ventures Corp. (OTC Pink: SEAV): distribution of 7,720,187 shares of common stock of SEAV to the Company’s shareholders of record as of September 13, 2021

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership our shares of common stock by a U.S. Holder (as defined below) that acquires the shares and holds the shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership of the shares of common stock. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	holders who acquire their shares of common stock pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their shares of common stock as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons holding ordinary shares of common stock in connection with a trade or business conducted outside the United States;

●	persons that actually or constructively own 10% or more of our stock (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the ordinary shares or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ordinary shares or ordinary shares.

Any cash distributions paid on the shares of commons stock out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of shares of common stock. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the shares of common stock will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the shares of common stock on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met. Non-corporate U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ordinary shares or ordinary shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our shares of common stock, regardless of whether such shares readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph, provided that certain holding period and other requirements are met and that we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year.

For U.S. foreign tax credit purposes, dividends paid on the shares of common stock will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the shares of common. Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of shares of common stock, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding shares of our common stock and their partners are urged to consult their tax advisors regarding an investment in the ordinary shares or ordinary shares.

PRC Foreign Exchange

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the PRC State Administration of Foreign Exchange (“SAFE”), by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to us. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our shares of common stock.

In addition, the PRC Enterprise Income Tax Law, or EIT, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.”

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

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If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRFKLLP.COM